Exhibit 99.1

Press Contact:
Barry Holt
203-517-3110
Barry.Holt@isg-one.com

Investor Contact:
David Berger
203-517-3104
David.Berger@isg-one.com

INFORMATION SERVICES GROUP ANNOUNCES

FOURTH-QUARTER AND FULL-YEAR FINANCIAL RESULTS

Record fourth-quarter revenues of $53.9 million, up 9% in constant currency

Record fourth-quarter adjusted EBITDA of $6.5 million, up 23% in constant currency; adjusted EPS of $0.08, up 33%; net income of $1.2 million, up 71%

Strong operating results drove year-end cash balance to $17.8 million,

up 25% from Q3

ISG acquires Munich-based Experton Group, expanding research offerings

STAMFORD, Conn., March 9, 2016 — Information Services Group, Inc. (ISG) (NASDAQ: III), a leading technology insights, market intelligence and advisory services company, today announced financial results for the fourth quarter and full year ended December 31, 2015.

“ISG delivered record fourth-quarter revenues and profitability in 2015, bringing to a close another successful year of growth and innovation for the firm.  Our fourth-quarter revenues were up 9 percent in constant currency versus the prior year, driven by more than 50 percent growth in Asia Pacific and 10 percent growth in Europe,” said Michael P. Connors, chairman and chief executive officer.  “For the full year, revenues were up 8 percent—at the top of our guidance— and adjusted EBITDA was up 11 percent, both in constant currency. These strong results are a testament to the insight and thought leadership of our advisors, our investments in cloud and digital services, and the benefits of our global diversification and delivery capabilities.  We continue to serve as a trusted partner to our clients, providing guidance and expertise to help them solve their most complex and pressing technological and operational issues.”

Fourth-Quarter 2015 Results

ISG reported record fourth-quarter revenues of $53.9 million, an increase of 9 percent in constant currency and up 1 percent on a reported basis, from $53.2 million in the fourth quarter of 2014.  Currency negatively impacted reported revenues by $3.9 million versus the prior year.  Revenues were $24.8 million in the Americas (down 2 percent from the same period in 2014), $23.0 million in Europe (up 10 percent), and $6.1 million in Asia Pacific (up 55 percent), with growth rates in constant currency.

ISG reported operating income of $2.5 million for the fourth quarter of 2015.  This compares with operating income of $3.3 million in the fourth quarter of 2014.  Included in the fourth-quarter 2015 operating income was a $0.8 million reversal of a tax indemnity receivable associated with the Compass acquisition. This was offset by a $0.8 million reduction in the tax provision. Net income for the fourth quarter was $1.2 million compared with $0.7 million in the fourth quarter of 2014.  Reported fully diluted earnings per share (EPS) were $0.03 per share compared with $0.02 per share for the same period in 2014.  Adjusted net income (a non-GAAP measure defined as net income plus amortization of intangible assets, non-cash stock compensation, foreign currency transaction gains/losses and non-cash impairment charges for goodwill and intangible assets, interest on contingent consideration, gain on extinguishment of debt and bargain purchase gain, on a tax-adjusted basis) for the fourth quarter was $3.1 million, or $0.08 per share on a diluted basis, compared with adjusted net income of $2.2 million, or $0.06 per share on a diluted basis, in the prior year’s fourth quarter.

Record fourth-quarter 2015 adjusted EBITDA (a non-GAAP measure defined as net income before net income attributable to non-controlling interest, interest, taxes, depreciation and amortization, foreign currency transaction gains/losses, non-cash stock compensation, impairment charges for goodwill and intangible assets, tax indemnity receivable, interest on contingent consideration, gain on extinguishment of debt and bargain purchase gain) was $6.5 million compared with $6.3 million in last year’s fourth quarter, up 23 percent in constant currency.  Currency negatively impacted reported adjusted EBITDA by $1.2 million versus the prior year.

Full-Year 2015 Results

ISG reported full-year 2015 revenues of $209.2 million, an increase of 8 percent on a constant-currency basis, and flat on a reported basis from the prior-year total of $209.6 million. Currency negatively impacted reported revenues by $16.2 million (8 percent) versus the same prior year period.  Revenues were $108.9 million in the Americas (up 4 percent from the same period in 2014), $77.8 million in Europe (up 7 percent) and $22.5 million in Asia Pacific (up 34 percent); growth rates are in constant currency.

Operating income for the full year of 2015 was $9.6 million, a $3.1 million decrease from 2014 operating income of $12.7 million.  Included in the full-year 2015 operating income was a $0.8 million reversal of a tax indemnity receivable associated with the Compass acquisition. This was offset by a $0.8 million reduction in the tax provision.  Full-year 2015 stock compensation was $5.0 million compared with $3.1 million in 2014.  Net income for the full year of 2015 was $5.0 million compared with $6.3 million in the prior year.  Reported fully diluted EPS for the full-year 2015 period was $0.13 versus $0.16 in the same prior-year period.  ISG’s full-year 2015 adjusted net income totaled $11.1 million, a decrease of $0.5 million from adjusted net income of $11.6 million in 2014.  Diluted adjusted EPS for the full-year 2015 period was $0.29 compared with $0.30 in 2014.

Adjusted EBITDA of $22.6 million for the full year of 2015 compares with $23.2 million of adjusted EBITDA in the same prior-year period, an increase of 11 percent in constant currency.  Currency negatively impacted reported adjusted EBITDA by $3.1 million versus the same prior-year period. The 2015 results included a charge of $0.5 million for contingent consideration liabilities tied to the STA Consulting and CCI earn-outs that will be paid in the future, compared with $0.6 million in the prior-year period.

Other Financial and Operating Highlights

ISG cash and cash equivalents totaled $17.8 million at December 31, 2015, an increase of $3.6 million from September 30, 2015.  The increase in cash balances from September 30, 2015 was principally attributable to strong operating results, partially offset by $1.4 million in non-operating use of cash for debt repayments ($0.6 million) and repurchases of stock ($0.8 million).  For the full year 2015, ISG repaid $2.6 million in debt and returned $8.6 million to shareholders through share repurchases of $3.4 million and the payment of a special dividend of $5.2 million.  Total outstanding debt at December 31, 2015 was $50.8 million compared with $53.4 million at December 31, 2014.

ISG Acquires Experton Group AG

On February 29, 2016, ISG acquired Experton Group AG, a research, advisory and benchmarking firm based in Munich, Germany. The acquisition accelerates the development of ISG’s recurring research business in the DACH (Germany, Austria and Switzerland) region — the firm’s second-largest market after the Americas; adds immediate, trusted vendor benchmarking and advisory capabilities; and provides a solid foundation for future expansion. Importantly, Experton Group highly complements ISG’s 2015 acquisition of Saugatuck Technology, which provides research and analysis on the future of business computing under the newly launched ISG Insights™ brand.

“Our acquisition of Experton Group, along with last year’s acquisition of Saugatuck Technology, demonstrates ISG’s firm commitment to offer our clients deep analytical, research and forecasting capabilities, which, when coupled with our industry-leading consulting services and market intelligence, allow clients to plan for their digital future and stay ahead of the competitive curve,” said Connors.

Connors also noted the acquisition of Experton Group is part of ISG’s strategy to increase its recurring-revenue base, which currently represents 28 percent of the firm’s revenue. Experton Group’s revenue model, like that of Saugatuck Technology, further expands our growing and more predictable recurring revenue streams, which are targeted to reach 35 percent of firm revenue over the next few years.”

2016 Full-Year Revenue and Adjusted EBITDA Guidance

“For 2016, ISG is targeting growth in revenues in the range of 6 percent to 8 percent, and growth in adjusted EBITDA between 10 percent and 15 percent, excluding the impact of currency,” Connors said.

“We are excited about our growth prospects in 2016, based on the solid demand we are seeing in the marketplace, our committed multi-year Managed Services contracts, the accelerating growth trajectory we expect in the Americas as the year progresses, and the ongoing sustained performance we expect in Europe and Asia Pacific.  Aware of broader global macroeconomic conditions, we believe that the fundamentals of our business and the industry overall remain strong and that our markets will continue to provide attractive growth opportunities for ISG.  Our longer-term goals remain unchanged: at least high single-digit revenue growth and adjusted EBITDA operating leverage targeted at 1.5 times the rate of revenue growth,” said Connors.  “I remain confident that we will continue to deliver strong results in 2016 and beyond.”

Conference Call

ISG has scheduled a call for 9:00 a.m., Eastern Time, Thursday, March 10, 2016, to discuss the company’s fourth-quarter and full-year financial results.  The call can be accessed by dialing 1-888-287-5563 or, for international callers by dialing 001-719-457-2627.  The access code is 4477951.  A recording of the conference call will be accessible on ISG’s website www.isg-one.com for approximately four weeks following the call.

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About Information Services Group

Information Services Group (ISG) (NASDAQ: III) is a leading technology insights, market intelligence and advisory services company, serving more than 500 clients around the world to help them achieve operational excellence. ISG supports private and public sector organizations to transform and optimize their operational environments through research, benchmarking, consulting and managed services, with a focus on information technology, business process transformation, program management services and enterprise resource planning. Clients look to ISG for unique insights and innovative solutions for leveraging technology, the deepest data source in the industry, and more than five decades of experience and global leadership in information and advisory services. Based in Stamford, Conn., the company has more than 1,000 employees and operates in 21 countries.

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Forward-Looking Statements

This communication contains “forward-looking statements” which represent the current expectations and beliefs of management of ISG concerning future events and their potential effects. Statements contained herein including words such as “anticipate,” “believe,” “contemplate,” “plan,” “estimate,” “expect,” “intend,” “will,” “continue,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future results and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those risks relate to inherent business, economic and competitive uncertainties and contingencies relating to the businesses of ISG and its subsidiaries including without limitation: (1) failure to secure new engagements or loss of important clients; (2) ability to hire and retain enough qualified employees to support operations; (3) ability to maintain or increase billing and utilization rates; (4) management of growth; (5) success of expansion internationally; (6) competition; (7) ability to move the product mix into higher margin businesses; (8) general political and social conditions such as war, political unrest and terrorism; (9) healthcare and benefit cost management; (10) ability to protect ISG and its subsidiaries’ intellectual property and the intellectual property of others; (11) currency fluctuations and exchange rate adjustments; (12) ability to successfully consummate or integrate strategic acquisitions; (13) engagements may be terminated, delayed or reduced in scope by clients. Certain of these and other applicable risks, cautionary statements and factors that could cause actual results to differ from ISG’s forward-looking statements are included in ISG’s filings with the U.S. Securities and Exchange Commission. ISG undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Non-GAAP Financial Measures

ISG reports all financial information required in accordance with U.S. generally accepted accounting principles (GAAP). In this release, ISG has presented both GAAP financial results as well as non-GAAP information for information for the three and twelve months ended December 31, 2015 and December 31, 2014.  ISG believes that evaluating its ongoing operating results will be enhanced if it discloses certain non-GAAP information.  These non-GAAP financial measures exclude non-cash and certain other special charges that many investors believe may obscure the user’s overall understanding of ISG’s current financial performance and the Company’s prospects for the future.  ISG believes that these non-GAAP measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate the Company’s performance.

ISG provides adjusted EBITDA (defined as net income before net income attributable to noncontrolling interest, interest, taxes, depreciation and amortization, foreign currency transaction gains/losses, non-cash stock compensation, impairment charges for goodwill and intangible assets, tax indemnity receivable, interest on contingent consideration, gain on extinguishment of debt and bargain purchase gain), adjusted net income (defined as net income plus amortization of intangible assets, non-cash stock compensation, foreign currency transaction gains/losses and non-cash impairment charges for goodwill and intangible assets, interest on contingent consideration, gain on extinguishment of debt and bargain purchase gain, on a tax-adjusted basis), adjusted net income as earnings per diluted share and selected financial data on a constant currency basis (using foreign currency exchange rates based on an average of daily spot rates from January 1, 2014 to August 31, 2014), which are non-GAAP measures that the Company believes provide useful information to both management and investors by excluding certain expenses and financial implications of foreign currency translations, which management believes are not indicative of ISG’s core operations. These non-GAAP measures are used by ISG to evaluate the Company’s business strategies and management’s performance.

Non-GAAP financial measures, when presented, are reconciled to the most closely applicable GAAP measure. Non-GAAP measures are provided as additional information and should not be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Information Services Group, Inc.

Condensed Consolidated Statements of Operations

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Revenues	$53,886	$53,230	$209,240	$209,617
Operating expenses
Direct costs and expenses for advisors	31,612	31,336	124,701	124,132
Selling, general and administrative	18,015	16,676	67,841	65,434
Depreciation and amortization	1,775	1,872	7,083	7,373
Operating income	2,484	3,346	9,615	12,678
Interest income	3	6	14	18
Interest expense	(432)	(705)	(1,789)	(2,229)
Bargain purchase gain	—	—	—	146
Foreign currency transaction (loss) gain	(121)	(33)	303	(145)

Income before taxes	1,934	2,614	8,143	10,468
Income tax provision	692	1,887	3,189	4,164
Net income	1,242	727	4,954	6,304
Net (loss) income attributable to noncontrolling interest	(34)	70	113	126
Net income attributable to ISG	$1,276	$657	$4,841	$6,178

Weighted average shares outstanding:
Basic	37,198	36,702	37,186	37,086
Diluted	38,986	38,333	38,936	38,693

Earnings per share attributable to ISG:
Basic	$0.03	$0.02	$0.13	$0.17
Diluted	$0.03	$0.02	$0.13	$0.16

Information Services Group, Inc.

Reconciliation from GAAP to Non-GAAP

(unaudited)

(in thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2015	2014	2015	2014
Net income attributable to ISG	$1,276	$657	$4,841	$6,178
Plus:
Net (loss) income attributable to noncontrolling interest	(34)	70	113	126
Interest expense (net of interest income)	429	699	1,775	2,211
Income taxes	692	1,887	3,189	4,164
Depreciation and amortization	1,775	1,872	7,083	7,373
Bargain purchase gain	—	—	—	(146)
Interest on contingent consideration	35	—	71	—
Tax indemnity receivable	812	—	812	—
Foreign currency transaction loss/(gain)	121	33	(303)	145
Non-cash stock compensation	1,409	1,038	5,049	3,107
Adjusted EBITDA	$6,515	$6,256	$22,630	$23,158

Net income attributable to ISG	$1,276	$657	$4,841	$6,178
Plus:
Non-cash stock compensation	1,409	1,038	5,049	3,107
Intangible amortization	1,338	1,420	5,323	5,581
Bargain purchase gain	—	—	—	(146)
Interest on contingent consideration	35	—	71	—
Foreign currency transaction loss/(gain)	121	33	(303)	145
Tax effect (1)	(1,103)	(947)	(3,853)	(3,301)
Adjusted net income	$3,076	$2,201	$11,128	$11,564

Weighted average shares outstanding:
Basic	37,198	36,702	37,186	37,086
Diluted	38,986	38,333	38,936	38,693

Adjusted earnings per share:
Basic	$0.08	$0.06	$0.30	$0.31
Diluted	$0.08	$0.06	$0.29	$0.30

(1)         Marginal tax rate of 38.0% applied.

Information Services Group, Inc.

Selected Financial Data

Constant Currency Comparison

			Three Months Ended			Three Months Ended
	Three Months Ended	Constant currency	December 31, 2015	Three Months Ended	Constant currency	December 31, 2014
	December 31, 2015	impact (1)	Adjusted	December 31, 2014	impact (1)	Adjusted
Revenue	$53,886	$4,592	$58,478	$53,230	$663	$53,893
Operating income	$2,484	$1,403	$3,887	$3,346	$191	$3,537
Adjusted EBITDA	$6,515	$1,429	$7,944	$6,256	$198	$6,454

			Twelve Months Ended			Twelve Months Ended
	Twelve Months Ended	Constant currency	December 31, 2015	Twelve Months Ended	Constant currency	December 31, 2014
	December 31, 2015	impact (1)	Adjusted	December 31, 2014	impact (1)	Adjusted
Revenue	$209,240	$12,908	$222,148	$209,617	$(3,313)	$206,304
Operating income	$9,615	$2,370	$11,985	$12,678	$(608)	$12,070
Adjusted EBITDA	$22,630	$2,463	$25,093	$23,158	$(629)	$22,529

(1) Foreign currency rates based on an average FX rate from January 1, 2014  to August 31, 2014 used for constant currency translation.